Exhibit 99.1

Obsidian Energy Announces Gordon Ritchie to replace Jay W. Thornton as Chairman of the Board of Directors

CALGARY, Feb. 21, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that Gordon Ritchie will replace Jay W. Thornton as Chairman of the Board of Directors (the “Board”). Mr. Thornton has resigned his Board position effective as of the close of business on Wednesday, February 20, 2019 due to personal reasons.

Mr. Ritchie commented “I would like to thank Jay for his time on the Board and acting as Chairman. As I embark in this new role as Chairman, I look forward to working with the Board to provide continuing support to the leadership team in executing the Company’s strategy. Obsidian’s business plan will continue to be primarily Cardium focused, with the objective of returning Obsidian Energy to long-term, sustainable growth.”

Mr. Thornton said “I would like to express my appreciation to the Board and management of Obsidian Energy for all of their support during my time as a director and wish them all the best.”

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE” and “OBE.BC” respectively.

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com